SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant’s name into English)

Avenida Graça Aranha, 26

Centro, CEP 20030-900

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Migration to Novo Mercado | Exchange of Class “A1” and “B1” Preferred Shares and “B1” Preferred ADSs

Rio de Janeiro, May 20, 2026 - AXIA Energia S.A. (“Company”), further to the material facts disclosed on February 18, 2026 and April 1, 2026, and to the notices to shareholders disclosed on March 2, 2026, April 1, 2026 and May 5, 2026, hereby informs its shareholders, holders of American Depositary Shares (“ADSs”) and the market in general that, on this date, B3 approved the Company’s application for migration to the Novo Mercado (“Migration to Novo Mercado”).

In this context, the Company presents below the schedules for the operationalization of the mandatory exchange of (i) all class “A1” preferred shares (“PNA1”) and all class “B1” preferred shares (“PNB1”) into common shares issued by the Company (“ON”), at a ratio of 1.1 ON share for each 1 PNA1 or PNB1 share, as applicable, and (ii) all class “B1” ADSs issued by Citibank, N.A., as depositary (“Depositary”), (“PNB1 ADSs”) into common ADSs issued by the Depositary (“ON ADSs”) at a ratio of 1.1 ON ADS for each PNB1 ADS, all in accordance with the approvals obtained at the meetings of the Company’s shareholders held on April 1, 2026:

Date*	Event / Note*
06/05/2026	Exchange of PNA1 and PNB1 shares (last day of trading of PNA1 and PNB1 shares)
06/08/2026	Start of trading of post-exchange ON shares (and on the Novo Mercado)
06/10/2026	Credit of ON shares to former holders of PNA1 and PNB1
(*) The dates set for future events are merely estimates and may be changed, postponed or brought forward, at the sole discretion of the Company, without prior notice. Any changes to the schedule will be disclosed, when applicable, by means of a notice or communication to be published on the websites of the Company, the CVM, B3 and EDGAR Next.

Additionally, the Company clarifies that any fractional ON shares resulting from the exchange above will be grouped and sold by the Company through a stock exchange auction, and the net proceeds from such auction will be distributed proportionally to the shareholders holding the fractions. The Company will disclose a Notice to Shareholders in due course with the applicable procedures and deadlines.

For holders of PNB1 ADSs, the mandatory exchange will be processed automatically by the Depositary, according to the schedule below:

Date*	Event / Note*
06/05/2026	Last day of trading of PNB1 ADSs on the New York Stock Exchange (the “NYSE”)
On or about 06/10/2026	PNB1 ADSs are exchanged for ON ADSs
(*) The dates set for future events are merely estimates and may be changed, postponed or brought forward, at the sole discretion of the Company, without prior notice. Any changes to the schedule will be disclosed, when applicable, by means of a notice or communication to be published on the websites of the Company, the CVM, B3 and EDGAR Next.

Holders of PNB1 ADSs will not need to take any action for the mandatory exchange to be reflected in their positions. Upon completion of the exchange, holders of PNB1 ADSs will automatically become holders of ON ADSs at the ratio disclosed above.

Holders of PNB1 ADSs should note that: (i) any costs and fees charged by the Depositary, custodian institutions or brokers as a result of the exchange will be borne by the respective ADS holder, in accordance with the conditions established in each case and (ii) the timeframe for completion of the exchange of the Company’s ADSs may differ from the timeframe applicable to the Company’s shares traded on B3, due to differences in the Depositary’s and NYSE’s operational procedures.

No fractional ON ADSs will be issued as a result of the exchange. Cash in lieu of fractional entitlements to ON ADSs will be distributed at a rate based upon the net proceeds received by the Depositary for the sale of the aggregate of the fractional ON ADSs entitlements (net of applicable fees, expenses and taxes).

Holders of PNB1 ADSs are recommended to consult their respective brokers or custodians for specific information on the procedures applicable to the exchange.

Additional information regarding the Migration to Novo Mercado and the exchanges may be obtained by shareholders by contacting the Company’s Investor Relations department at the following e-mail address: ri@axia.com.br.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: the risks that the Class B1 Share Exchange, the Class B1 ADS Exchange, or any portion of such Exchanges, may not be consummated in a timely manner, or at all;  the risk that the Company’s planned migration to the Novo Mercado may not occur in a timely manner or may not occur at all; the risk that the Class B1 Share Exchange, the Class B1 ADS Exchange, or the Company’s planned migration to the Novo Mercado may not provide the anticipated benefits to the Company or its shareholders, or any benefits at all; general economic, regulatory, political, and business conditions in Brazil and abroad; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein.

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